ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 June to 1 July 2015

1 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	1 July 2015

Number of ordinary shares purchased:	2,000,000

Price paid per share (pence):	819.5290

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 156,061,593 of its ordinary shares in treasury and has 3,735,630,307 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

1 July 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 30 June 2015 consisted of 3,891,691,900 ordinary shares, of which, 150,061,593 were held as treasury shares; leaving a balance of 3,741,630,307 shares with voting rights.

The figure of 3,741,630,307 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

30 June 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	30 June 2015

Number of ordinary shares purchased:	2,000,000

Price paid per share (pence):	823.6481

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 154,061,593 of its ordinary shares in treasury and has 3,737,630,307 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

29 June 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	29 June 2015

Number of ordinary shares purchased:	2,000,000

Price paid per share (pence):	835.2662

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 152,061,593 of its ordinary shares in treasury and has 3,739,630,307 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

29th June 2015
National Grid plc (‘National Grid or the Company’)

Notification of Directors’ Interests

Long Term Performance Plan

Today, National Grid received a notification from the Trustee (UBS Trustees (Jersey) Limited) of the National Grid Long Term Performance Plan. The following Executive Directors were granted an award of shares on 25 June 2015 in National Grid plc (the ‘Shares’) under the National Grid Long Term Performance Plan, calculated by reference to a share price of 851.4688p and an ADS price of $66.9618. The extent to which awards will vest will depend upon the Company’s performance against the relevant conditions. Subject to performance, the shares will vest in July 2018 and shares will be transferred to participants net of deductions.

Director	Number of Shares/ADSs*

1. Steven Holliday	425,440

2. Andrew Bonfield	259,668

3. John Pettigrew	179,072

4. Dean Seavers	*44,801

The total share interests of the above Directors, following these changes, are:

Director	Number of Shares/ADSs*

1. Steven Holliday	2,861,509

2. Andrew Bonfield	1,298,858

3. John Pettigrew	667,406

4. Dean Seavers	*46,026

Contact: Robin Kerner, Assistant Secretary (0207 004 3223)

16 June 2015

National Grid plc (National Grid)

Notification of Directors’ Interests

DSP-2012 Award Release

Today, National Grid received notification from UBS Trustees (Jersey) Limited, as Trustee of the National Grid Group Employee Share Trust (the ‘Trust’), confirming that the 2012 awards made to Executive Directors under the Deferred Share Plan were released on 15 June 2015 (being the third anniversary of the date of the awards) in accordance with the plan rules. The number of shares disclosed below that have been transferred to participants by the Trustee are net of shares sold to cover statutory deductions and associated costs.

The Shares released to Executive Directors are as follows:

Director	Number of Shares/ADSs

Steve Holliday	39,811 Shares

Andrew Bonfield	28,915 Shares

John Pettigrew	6,117 Shares

The total share interests of the above directors, following these changes, are:

Director	Number of shares/ADSs

Steve Holliday	2,436,069 Shares

Andrew Bonfield	1,039,190 Shares

John Pettigrew	488,334 Shares

Contact: Robin Kerner, Assistant Secretary (0207 004 3223)

15 June 2015

National Grid plc (National Grid)

Notification of Directors’ Interests

National Grid Annual Performance Plan- 2015 Award

Today, National Grid received notification from UBS Limited, pursuant to the National Grid plc Annual Performance Plan (“APP”), that Ordinary shares in National Grid (the ‘Shares’) or American Depositary Shares (ADSs) were purchased in the market under the APP on Thursday 11 June 2015, at a share price of 861.70p or an ADS price of $66.9936. These Awards relate to 50% of the APP awards for 2014/15 being paid in shares, which (after tax on the gross cash award) must be retained until shareholding requirement is met, and in any event for two years after receipt. These awards are subject to clawback and malus provisions. The Shares and ADSs have been transferred to participants.

Awards to the Executive Directors are as follows:

Director	Number of Shares/ADSs

Steve Holliday	37,016 Shares

Andrew Bonfield	26,133 Shares

John Pettigrew	16,140 Shares

Dean Seavers	1,225 ADSs

The total share interests of the above directors, following these changes, are:

Director	Number of Shares/ADSs

Steve Holliday	2,472,191 Shares

Andrew Bonfield	1,065,425 Shares

John Pettigrew	493,896 Shares

Dean Seavers	1,225 ADSs

Contact: Robin Kerner, Assistant Secretary (0207 004 3223)

National Grid plc (‘National Grid’)
Tuesday 9 June 2015

Directors’ Interests in National Grid plc Ordinary Shares

Today, Tuesday 9 June 2015 Jonathan Dawson, Non-executive Director, became interested in a further 10,000 ordinary shares purchased for his wife at 852 pence per share, increasing his total interest to 35,179 National Grid plc ordinary shares.

Contact: Robin Kerner, Assistant Secretary-Share Schemes
0207 004 3223

National Grid plc (“NG”)

Monday 8 June 2015

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 35,552 NG ordinary shares, on 8 June, under the scheme was confirmed by the Trustee today, at a price of 858.919 pence per share, on behalf of some 2,700 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Shares purchased in SIP

Steve Holliday	17 Ordinary Shares

Andrew Bonfield	17 Ordinary Shares

John Pettigrew	17 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest

Steve Holliday	2,435,175 Ordinary Shares

Andrew Bonfield	1,039,292 Ordinary Shares

John Pettigrew	477,756 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223).